UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN

STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 20)*

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(Name of Issuer)

Common Stock, Par Value 1.00 Peso per Share
(Title of Class of Securities)

450047204
(CUSIP Number)

Juan Manuel Quintana
Carolina Zang

Estudio Zang, Bergel y Viñes
Florida 537, 18th Floor
Buenos Aires, Argentina
+54(11) 4323-4000
 (Name, Address and Telephone Number of Person
authorized to Receive Notices and Communications)

February 14, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. G

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 450047204	Page 2 of 23 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Eduardo S. Elsztain
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 7,660,323
	8.	SHARED VOTING POWER 522,635,686
	9.	SOLE DISPOSITIVE POWER 7,660,323
	10.	SHARED DISPOSITIVE POWER 522,635,686
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 522,635,686
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.44%
14.	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 450047204	Page 3 of 23 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Agroinvestment S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC-OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 522,635,686
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 522,635,686
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 522,635,686
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.44%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 4 of 23 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) IFIS Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 522,635,686
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 522,635,686
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 522,635,686
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.44%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 5 of 23 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Inversiones Financieras del Sur S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC-OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 522,635,686
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 522,635,686
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 522,635,686
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.44%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 6 of 23 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC-OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 522,635,686
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 522,635,686
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 522,635,686
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.44%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 7 of 23 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Cresud S.A.C.I.F. y A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 522,635,686
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 522,635,686
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 522,635,686
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.44%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 8 of 23 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Assets Management S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 522,635,686
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 522,635,686
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 522,635,686
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.44%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 9 of 23 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Consultores Venture Capital Uruguay S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC – OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 522,635,686
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 522,635,686
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 522,635,686
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.44%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 10 of 23 Pages

1.	NAME OF REPORTING PERSONI.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Helmir S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC - OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Uruguay
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 522,635,686
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 522,635,686
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 522,635,686
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.44%
14.	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 450047204	Page 11 of 23 Pages

STATEMENT PURSUANT TO RULE 13d-1 OF THE

GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED

AMENDMENT No. 20 TO SCHEDULE 13D

This Amendment No. 20 Schedule 13D (“Amendment No. 20”) amends and restates Items 2, 3, 4 and 5 of the Schedule 13D filed by IRSA with the SEC (the “Schedule 13D”), as amended and restated from time to time. Capitalized terms used in this Amendment No. 20 but not defined herein have the meaning given to such terms in the Schedule 13D, as amended and restated from time to time.

SCHEDULE 13D

CUSIP No. 450047204	Page 12 of 23 Pages

Item 2. Identity and Background

(a)-(c), (f) This statement is being filed by Eduardo S. Elsztain (“Elsztain”) a citizen of the Republic of Argentina who serves as Chairman of the board of directors or Director of each of the following companies:

(i)
IFIS Limited, a limited liability company organized under the laws of Bermuda (“IFIS”);

(ii)
Inversiones Financieras del Sur S.A., a stock corporation organized under the laws of the Republic of Uruguay (“IFISA”);

(iii)
Cresud S.A.C.I.F y A., a stock corporation organized under the laws of the Republic of Argentina (“Cresud”);

(iv)
Consultores Assets Management S.A., a stock corporation company organized under the laws of Argentina (“CAM”);

(v)
Consultores Venture Capital Limited, a limited liability company organized under the laws of Cayman Island (“CVC Cayman”);

(vi)
Consultores Venture Capital Uruguay S.A., a stock corporation company organized under the laws of the Republic of Uruguay (“CVC Uruguay”);

(vii)
Agroinvestment S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Agroinvestment”);

(viii)
Helmir S.A., a stock corporation organized under the laws of the Republic of Uruguay (“Helmir”) (Elsztain, IFIS, IFISA, Cresud, CAM, CVC Cayman, CVC Uruguay Agroinvestment and Helmir being collectively referred to as the “Reporting Persons”).

Elsztain’s principal offices are located at Bolívar 108, 1st floor, C1066AAD, Buenos Aires, Argentina; IRSA’s principal offices are located at Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires, Republic of Argentina; IFIS’ principal offices are located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda; IFISA’s and CVC Uruguay’s principal offices are located at Ruta 8 Km 17.500 Edificio@1 Local 106, CP 91600 Montevideo, Republic of Uruguay; Cresud’s principal offices are located at Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires, Republic of Argentina; CAM’s principal offices are located at Bolívar 108, 1st floor, C1066AAD, Buenos Aires, Argentina; CVC Cayman’s principal offices are located at 4th floor, Harbour Place, South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands; Agroinvestment’s principal offices are located at Zabala 1422, Floor 2, 11000, Montevideo, Republic of Uruguay and Helmir’s principal offices are located at Zabala 1422, CP 11000, Montevideo, Uruguay.

Due to the fact that Mr. Elsztain controls each of the other Reporting Persons, the Reporting Persons report their direct and indirect ownership of common shares as “shared” voting and dispositive power other than common shares held directly by Mr. Elsztain (and not through any other Reporting Person).

The name, business address, present principal occupation or employment, and citizenship of each executive officer and director of the Reporting Persons are set forth in Schedule A hereto.

SCHEDULE 13D

CUSIP No. 450047204	Page 13 of 23 Pages

(d) None of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

(e) During the last five years, none of the Reporting Persons nor, to their knowledge, any person named in Schedule A hereto, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration

As of February 14, 2023 IRSA Inversiones y Representaciones S.A.’s Common Stock beneficially owned by the Reporting Persons consisted of 522,635,686 shares, representing 58.44% of IRSA Inversiones y Representaciones S.A.’s share capital on a fully diluted basis.

Item 4. Purpose of Transaction

Since December 9, 2022 and until the date of issuance of this document, the Reporting Persons have increased their beneficial ownership of IRSA common shares in a 1.0502% of IRSA’s outstanding share capital. Such increase in share ownership is mainly a result of:

●
The purchase in the open market of 9,392,600 IRSA common shares (consisting of 939,260 ADRs of IRSA)

Except as described above, neither the Reporting Persons nor, to their knowledge, any person named in Schedule A, has any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer

(a)
As of February 14, 2023 , the Reporting Persons beneficially owned 472,123,181 common shares and 50,512,505 warrants of IRSA, representing a total of 522,635,686 common shares on a fully diluted basis, equal to 58.44% of its outstanding share capital on a fully diluted basis. As of February 14, 2023, IRSA has issued a total of 810,895,390 common shares and the outstanding warrants amount to 79,939,561 (shares to be issued per warrant: 1.0442)

The following is a description of the Reporting Persons’ beneficial ownership of IRSA’s outstanding stock on a fully diluted basis as of February 14, 2023:

Shareholder	Number of Shares Currently Owned	% of Currently Outstanding Shares
Reporting Persons	522,635,686	58.44%
Total IRSA Outstanding Shares on a fully diluted basis	894,368,279	100%

  SCHEDULE 13D

CUSIP No. 450047204	Page 14 of 23 Pages

(i)
Elsztain is the Chairman of the board of directors or Director of IFIS, IFISA, Cresud, IRSA, CAM, CVC Uruguay, CVC Cayman, Agroinvestment and Helmir. As of February 14, 2023 Elsztain held (through companies controlled by him and proxies) a majority of the voting power in IFIS Ltd. As of February 14, 2023, Elsztain holds 100% of the outstanding equity capital of Agroinvestment. As of February 14, 2023, Elsztain owned 85.0% of the outstanding equity capital of CAM which owns 100% of CVC Uruguay which in turn owns 100% of CVC Cayman. As of that same date, Elsztain directly owned 86,028,337 common shares and 9,604,600 warrants of Cresud, representing approximately 13.97% of Cresud’s outstanding shares capital on a fully diluted basis; and 7,315,145 common shares and 345,178 warrants of IRSA Inversiones y Representaciones S.A, representing approximately 0.86% of IRSA’s outstanding shares capital on a fully diluted basis.

(ii)
IFIS is the direct owner of 100% of the common shares of IFISA and does not directly own any equity in IRSA Inversiones y Representaciones S.A.

(iii)
IFISA is the direct owner of 111,911,961 common shares and 21,112,130 warrants of Cresud representing approximately 19.43% of Cresud’s outstanding common stock on a fully diluted basis and does not directly own any equity in IRSA Inversiones y Representaciones S.A.

(iv)
CAM directly owns 1,263,190 common shares and 62,773 warrants of IRSA Inversiones y Representaciones S.A, representing approximately 0.15% of IRSA’s outstanding shares capital on a fully diluted basis.

(v)
CVC Uruguay directly owns 1,100 common shares and 160 warrants of Cresud representing approximately 0.0002% of Cresud’s outstanding common shares on a fully diluted basis; moreover, CVC Uruguay directly owned 8,932,830 common shares and 459,928 warrants of IRSA Inversiones y Representaciones, representing approximately 1.05% of IRSA’s outstanding shares capital on a fully diluted basis.

(vi)
CVC Cayman serves as the Investment Manager of IFIS and does not own any equity in IRSA Inversiones y Representaciones S.A.

(vii)
Agroinvestment directly owns 25,650,520 common shares and 4,421,210 warrants of Cresud representing approximately 4.39% of Cresud’s outstanding common shares on a fully diluted basis and does not own any equity in IRSA Inversiones y Representaciones S.A.

(viii)
Cresud directly owns 431,737,584 common shares of IRSA, which represents 48.28% of IRSA’s outstanding stock on a fully diluted basis.

(ix)
Cresud directly owns 100% of the common shares of Helmir.

(x)
Helmir directly owns 22,874,432 common shares and 49,644,626 warrants of IRSA, representing 8.11% of IRSA outstanding common shares on a fully diluted basis.

Set forth below is a diagram of the Reporting Persons’ beneficial ownership of IRSA’s outstanding stock as of February 14, 2023:

  SCHEDULE 13D

CUSIP No. 450047204	Page 15 of 23 Pages

Ownership structure as of February 14, 2023

Eduardo Sergio Elsztain
13,97%
100%
4,39%
Agroinvestment S.A. (Uruguay)
85%
*5.34% Through additional Proxies
Consultores Asset Management S.A. (Argentina)
33,03%
100%
Consultores Venture Capital Uruguay S.A (Uruguay)
100%
Consultores Venture Capital Cayman Ltd (Cayman)
33,89%
3,82%
* Investment Manager
IFIS Ltd (Bermuda)
100%
Inversiones Financieras del Sur S.A. (Uruguay)
19,43%
0,0002%
Cresud (Argentina)
100%
Helmir S.A. (Uruguay)
48,27%
8,11%
0,86%
IRSA Inversiones y Representaciones
0,15%
1,05%

*Eduardo Elsztain also has an additional voting power of 5.34% granted by minor shareholders, thus reaching a total voting power of 76.08% over IFIS Ltd

  SCHEDULE 13D

CUSIP No. 450047204	Page 16 of 23 Pages

Given the foregoing, the Reporting Persons may be deemed to be the beneficial owners of 522,635,686 IRSA Inversiones y Representaciones S.A.’s common stock on a fully diluted basis, representing 58.44% of the issued and outstanding common shares and warrants of IRSA Inversiones y Representaciones S.A., as of February 14, 2023.

(b)
Item 5(a) is incorporated herein by reference.

(c)
Transactions by the Reporting Persons or other persons named in Schedule A, attached hereto, in IRSA common shares that were effected during the previous 60 days are listed on Annex I.

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


On April 24, 2019, and amended from time to time, Loan Agreements were executed between CVC Uruguay as lender and IFISA as borrower, for which the lender holds as collateral 4,483,340 common shares of IRSA. CVC Uruguay maintains the voting and economic rights related to the common shares.


On October 18, 2019, a loan agreement was executed between Cresud as lender and IFISA as borrower, pursuant to which Cresud loaned 1,500,000 ADRs of IRSA.


On June 22, 2022, a loan agreement was executed between CAM as lender and IFISA as borrower, pursuant to which CAM loaned 1,263,190 common shares of IRSA.

SCHEDULE 13D

CUSIP No. 450047204	Page 17 of 23 Pages

Schedule A

Eduardo S. Elsztain Bolívar 108, 1st floor (1066) Buenos Aires Republic of Argentina Citizen of Argentina

Directors of IFIS Limited

1.	Eduardo S. Elsztain Chairman Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, Bermuda. Citizen of Argentina	3.	3.Mariana Renata Carmona de Elsztain Vice-Chairman Clarendon House, 2 Church Street,Hamilton HM 11, Bermuda, Bermuda. Citizen of Argentina
2.	Saul Zang Director Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, Bermuda. Citizen of Argentina	4.	4.Alejandro Gustavo Elsztain Director Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda, Bermuda. Citizen of Argentina

Directors of Consultores Venture Capital Uruguay

1.	Eduardo S. Elsztain Chairman Ruta 8K 17.500 Edificio@1 Local 106, CP 91609 Montevideo Republic of Uruguay Citizen of Argentina	3.	Olga Stirling Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91609 Montevideo Republic of Uruguay Citizen of Uruguay
2.	Martin Polak Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91609 Montevideo Republic of Uruguay Citizen of Uruguay	4.	Saul Zang Vice-Chairman Ruta 8 KM 17.500 Edificio@1 Local 160, CP 91600, Montevideo Republic of Uruguay Citizen of Argentina

SCHEDULE 13D

CUSIP No. 450047204	Page 18 of 23 Pages

Directors of Consultores Assets Management S.A.

1.	Eduardo S. Elsztain ChairmanBolívar 108, 1st Floor (C1066AAD) Ciudad Autónoma de Buenos Republic of Argentina Citizen of Argentina	3.	Mariana Renata Carmona de Elsztain First Vice Chairman Bolívar 108, 1st Floor (C1066AAD) Ciudad Autónoma de Buenos Republic of Argentina Citizen of Argentina
2.	Saul Zang Second Vice Chairman Bolívar 108, 1st Floor (C1066AAD) Ciudad Autónoma de Buenos Republic of Argentina Citizen of Argentina	4.	Ilan Ariel Elsztain Alternate Director Bolívar 108, 1st Floor (C1066AAD) Ciudad Autónoma de Buenos Republic of Argentina Citizen of Argentina

Directors of Consultores Venture Capital Limited

1.	Eduardo S. Elsztain Chairman4th floor Harbour Place, South Church Street P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands Citizen of Argentina	2.	Saul ZangVice Chairman 4th floor Harbour Place, South Church Street P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands Citizen of Argentina

Directors of Inversiones Financieras del Sur S.A.

1.	Eduardo S. Elsztain Chairman Ruta 8K 17.500 Edificio@1 Local 106, CP 91609 Montevideo Republic of Uruguay Citizen of Argentina	3.	Martin Polak Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91609 Montevideo Republic of Uruguay Citizen of Uruguay
2.	Saúl Zang Vice Chairman Ruta 8K 17.500 Edificio@1 Local 106, CP 91609 Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling Director Ruta 8K 17.500 Edificio@1 Local 106, CP 91609 Montevideo Republic of Uruguay Citizen of Uruguay

SCHEDULE 13D

CUSIP No. 450047204	Page 19 of 23 Pages

Directors of Agroinvestment S.A.

1.	Eduardo S. Elsztain Chairman of the Board Zabala 1422, 2nd Floor11500, Montevideo Republic of Uruguay Citizen of Argentina	3.	Olga Stirling Director Zabala 1422, 2nd Floor11500, Montevideo Republic of Uruguay Citizen of Argentina
2.	Mariana Renata Carmona de Elsztain Director Zabala 1422, 2nd Floor11500, Montevideo Republic of Uruguay Citizen of Argentina

Directors and Executive Officers of

Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria

Directors

1.	Eduardo Sergio Elsztain Chairman Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina	10.	Gabriela Macagni Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina
2.	Saúl ZangFirst Vice Chairman Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Enrique Alberto Antonini Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina
3.	Alejandro Gustavo Elsztain Second Vice Chairman Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Nicolás Bendersky Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina
4.	Alejandro Mario Bartolomé Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Gabriel Adolfo Gregorio Reznik Alternate Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina
5.	Alejandro Gustavo Casaretto Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina	14.	Eduardo Ohan Kalpakian Alternate Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina

  SCHEDULE 13D

CUSIP No. 450047204	Page 20 of 23 Pages

6.	Fernando Adrián Elsztain Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina	15.	Gastón Armando Lernoud Alternate Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina
7.	Jorge Oscar Fernandez Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina	16.	Pedro Damaso Labaqui Palacio Alternate Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina
8.	Liliana Irene Glikin Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina	17.	Ilan Elsztain Alternate Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina
9.	Mariana Renata Carmona de Elsztain Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina	18.	Iair Elsztain Alternate Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina

Senior Management

1.	Alejandro Gustavo Elsztain Chief Executive Officer Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Alejandro Gustavo Casaretto Chief Regional Agricultural Officer Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina
2.	Matías Iván Gaivironsky Chief Administrative and Financial Officer Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Diego Francisco Chillado Biaus Chief Operative Officer of Argentina Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina

Directors of Helmir S.A.

1.	Eduardo Sergio Elsztain ChairmanZabala 1422, CP 11000 Montevideo Republic of Uruguay Citizen of Argentina	3.	Alejandro Gustavo Elsztain Second Vice-ChairmanZabala 1422, CP 11000 Montevideo Republic of Uruguay Citizen of Argentina
2.	Saúl Zang First Vice-ChairmanZabala 1422, CP 11000 Montevideo Republic of Uruguay Citizen of Argentina	4.	Olga Stirling DirectorZabala 1422, CP 11000 Montevideo Republic of Uruguay Citizen of Argentina

SCHEDULE 13D

CUSIP No. 450047204	Page 21 of 23 Pages

Directors and Executive Officers of

IRSA Inversiones y Representaciones Sociedad Anónima

Directors

1.	Eduardo Sergio Elsztain Chairman Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina	9.	Daniel R. Elsztain Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina
2.	Saul Zang First Vice-Chairman Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina	10.	Fernando R. Elsztain Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina
3.	Alejandro Gustavo Elsztain Second Vice-Chairman Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina	11.	Ben Elsztain Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina
4.	Maria Julia Bearzi Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina	12.	Mauricio Wior Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of USA
5.	Oscar Pedro Bergotto Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina	13.	Iair Elsztain Alternate Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina
6.	David Williams DirectorCarlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos AiresRepublic of ArgentinaCitizen of Argentina	14.	Enrique Antonini Alternate DirectorCarlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos AiresRepublic of ArgentinaCitizen of Argentina
7.	Nicolás Bendersky Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina	15.	Gaston Armando Lernoud Alternate Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina
8.	Liliana De Nadai Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina	16.	Gabriel Adolfo Gregorio Reznik Alternate Director Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina

Senior Management

1.	Eduardo Sergio Elsztain Chief Executive Officer Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina	3.	Arnaldo Jawerbaum Chief Operating Officer Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina
2.	Matías Iván Gaivironsky Chief Administrative and Financial Officer Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina	4.	Jorge Cruces Chief Investments Officer Carlos M. Della Paolera 261, 9th floor (C1001ADA) Buenos Aires Republic of Argentina Citizen of Argentina

SCHEDULE 13D

CUSIP No. 450047204	Page 22 of 23 Pages

Transactions by the Reporting Persons or persons named in Schedule A in Shares that were effected during the last 60 days
Annex 1

●
In the last 60 days Helmir S.A bought 8.368,950 IRSA’s common shares at an average price of USD 4.18

SCHEDULE 13D

CUSIP No. 450047204	Page 23 of 23 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

DATED: February 14, 2023

Eduardo S. Elsztain	Consultores Assets Management S.A.
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board

IFIS Limited	Consultores Venture Capital Limited
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board

Inversiones Financieras del Sur S.A.	Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board
Helmir S.A.	Agroinvestment S.A.
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board	By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board

Consultores Venture Capital Uruguay
By: /S/ Eduardo S. Elsztain Name: Eduardo S. Elsztain Title: Chairman of the Board